UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Bardin Hill Investment Partners LP
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

December 4, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Halcyon Mount Bonnell Fund LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Delaware

7. Sole Voting Power. 2,641,178 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 0 (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 2,641,178 (see Item 5)

10. Shared Dispositive Power. 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,641,178 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
2.41% (see Item 5)
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
HCN LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 4,249,455 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power: 0 (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 4,249,455 (see Item 5)

10. Shared Dispositive Power. 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 4,249,455 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.88% (see Item 5)
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
HCN GP LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Delaware

7. Sole Voting Power. 0 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 4,249,455* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0 (see Item 5)

10. Shared Dispositive Power. 4,249,455* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 4,249,455* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.88%* (see Item 5)
14. Type of Reporting Person.
PN

*Includes shares owned by HCN LP.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Delaware

7. Sole Voting Power. 1,741,349 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 0 (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 1,741,349 (see Item 5)

10. Shared Dispositive Power. 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,741,349 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
1.59% (see Item 5)
14. Type of Reporting Person.
OO (see Item 5)

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
First Series of HDML Fund I LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Delaware

7. Sole Voting Power: 721,118 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 0 (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 721,118 (see Item 5)

10. Shared Dispositive Power. 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 721,118 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.65% (see Item 5)
14. Type of Reporting Person.
OO

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Bardin Hill Fund GP LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Delaware

7. Sole Voting Power: 0 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 3,360,351* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0 (see Item 5)

10. Shared Dispositive Power. 3,360,351* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 3,360,351* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
3.49%* (see Item 5)
14. Type of Reporting Person.
OO

*Includes shares owned by First Series of HDML Fund I LLC, Halcyon Mount Bonnell Fund L.P. and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Bardin Hill Event-Driven Master Fund LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 460,790 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 0
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 460,790 (see Item 5)

10. Shared Dispositive Power. 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 460,790 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0.42% (see Item 5)
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Avinash Kripalani

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 0

Number of Shares
Beneficially	8. Shared Voting Power. 9,813,890* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0

10. Shared Dispositive Power. 9,813,890* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,813,890* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.95%* (see Item 5)
14. Type of Reporting Person.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Jason Dillow

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 0 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 9,813,890* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0 (see Item 5)

10. Shared Dispositive Power. 9,813,890* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,813,890* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.95%* (see Item 5)
14. Type of Reporting Person.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Kevah Konner

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 0 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 9,813,890* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0 (see Item 5)

10. Shared Dispositive Power. 9,813,890* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,813,890* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.95%* (see Item 5)
14. Type of Reporting Person.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
John Greene

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 0 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 9,813,890* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0 (see Item 5)

10. Shared Dispositive Power. 9,813,890* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,813,890* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.95%* (see Item 5)
14. Type of Reporting Person.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1. Name of Reporting Person.
Bardin Hill Investment Partners LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Cayman Islands

7. Sole Voting Power. 0 (see Item 5)

Number of Shares
Beneficially	8. Shared Voting Power. 9,813,890* (see Item 5)
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0 (see Item 5)

10. Shared Dispositive Power. 9,813,890* (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 9,813,890* (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.95%* (see Item 5)
14. Type of Reporting Person.
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC Bardin Hill Event-Driven Master Fund LP.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  Halcyon Mount Bonnell Fund LP, a Delaware limited partnership, (“Mount Bonnell”); HCN LP, a Cayman Islands exempted limited partnership (“HCN”); HCN GP LLC, a Delaware limited liability company (“HCN GP”); Halcyon Energy, Power & Infrastructure Capital Holdings LLC, a Delaware limited liability company (“HEPI”); First Series of HDML Fund I LLC, a Delaware limited liability company (“HDML”), Bardin Hill Fund GP LLC (formerly known as HDML Asset LLC), a Delaware limited liability company (“Bardin Hill GP”), Bardin Hill Event-Driven Master Fund LP (formerly known as Halcyon Solutions Master Fund LP), a Cayman Islands exempted limited liability partnership (“Bardin Hill Master Fund”); Bardin Hill Investment Partners LP (formerly known as Halcyon Capital Management LP ), a Delaware limited partnership (“Bardin Hill Partners”); Avinash Kripalani, a United States citizen; Jason Dillow, a United States citizen; Kevah Konner, a United States citizen; and John Greene, a United States citizen.

HCN GP is the general partner of HCN. Bardin Hill GP is the investment member of HDML and general partner of Mount Bonnell and Bardin Hill Master Fund.

Bardin Hill Partners is the investment manager for each of Mount Bonnell, HCN, HEPI, and HDML.  Investment decisions of Bardin Hill Partners are made by a three-person committee, including Jason Dillow, Kevah Konner and John Greene, each of whom has individual decision-making authority. Jason Dillow is CEO of Bardin Hill Partners. Avinash Kripalani is a Managing Principal at Bardin Hill Partners.

The following address is the business address for each of the Reporting Persons: 477 Madison Avenue, 8th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons or any of their respective executive officers, directors, general partners, or managing members, as applicable (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 7, as of December 7, 2018, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of December 7, 2018, assuming as if the Preferred Shares and Warrants beneficially owned by the Reporting Persons that directly owns preferred shares of the Issuer were convertible or exercisable, as the case may be, as of such date.

(a) and (b)

As of December 7, 2018, the Reporting Persons beneficially own, in the aggregate 9,813,890 Shares, comprised of 9,449,847 Shares and 364,043 Shares issuable upon (i) conversion of 1,709 Preferred Shares and (ii) the exercise of 28,676 Warrants and 107,500 warrants owned by Bardin Hill Master Fund that are currently exercisable at an exercise price of $11.50 per Share (“Initial Warrants”), which together represent approximately 8.95% of outstanding Shares (based on (i) 109,286,895 outstanding Shares as of November 5, 2018 according to the Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed by the Issuer on November 9, 2018 (the “Third Quarter 10-Q”), plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Initial Warrants).

As of the date hereof: Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 2.41% of the Issuer’s outstanding Shares (based on 109,286,895 outstanding Shares as reported in the Third Quarter 10-Q); HDML directly owns 721,118 Shares, comprised of 647,713 Shares and 73,405 Shares issuable upon (i) conversion of 489 Preferred Shares (including 8 Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations) and (ii) the exercise of 8,205 Warrants, which together represent approximately 0.65% of the Issuer’s outstanding Shares (based on 109,286,895 outstanding Shares as reported in the Third Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by HDML); HCN directly owns 4,249,455 Shares, comprised of 4,090,195 Shares and 159,260 Shares issuable upon (i) conversion of 1,061 Preferred Shares (including 18 Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations) and (ii) the exercise of 17,792 Warrants, which together represent approximately 3.88% of the Issuer’s outstanding Shares (based on 109,286,895 outstanding Shares as reported in the Third Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by HCN); HEPI directly owns 1,741,349 Shares, which represents approximately 1.59% of the Issuer’s outstanding Shares (based on 109,286,895 outstanding Shares as reported in the Third Quarter 10-Q); and Bardin Hill Master Fund directly owns 460,790 Shares, comprised of 329,411 Shares and 131,379 Shares issuable upon (i) conversion of 159 Preferred Shares (including 2 Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations), (ii) the exercise of 2,679 Warrants and (iii) the exercise of 107,500 Initial Warrants, which together represent approximately 0.42% of the Issuer’s outstanding Shares (based on 109,286,895 outstanding Shares as reported in the Third Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants and Initial Warrants held by Bardin Hill Master Fund).

Bardin Hill GP is the general partner of Mount Bonnell and Bardin Hill Master Fund and the investment member of HDML. HCN GP is the general partner of HCN. Bardin Hill Partners is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Bardin Hill Partners are made by a three-person committee, including Jason Dillow, Kevah Konner and John Greene, each of whom has individual decision-making authority. Jason Dillow is CEO of Bardin Hill Partners.  Avinash Kripalani is a Managing Principal at Bardin Hill Partners.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

10*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2018	Halcyon Mount Bonnell Fund LP

By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	December 7, 2018	December 7, 2018
	Date	Date

Bardin Hill Fund GP LLC

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	December 7, 2018	December 7, 2018
	Date	Date

HCN LP
By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	December 7, 2018	December 7, 2018
	Date	Date

HCN GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

December 7, 2018	December 7, 2018
Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

December 7, 2018	December 7, 2018
Date	Date

First Series of HDML Fund I LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

December 7, 2018	December 7, 2018
Date	Date

Bardin Hill Event-Driven Master Fund LP
By: Bardin Hill Fund GP LLC, its General Partner

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

December 7, 2018	December 7, 2018
Date	Date

Bardin Hill Investment Partners LP

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

December 7, 2018	December 7, 2018
Date	Date

/s/ Avinash Kripalani
Name: Avinash Kripalani

December 7, 2018
Date

/s/ Jason Dillow
Name:	Jason Dillow

December 7, 2018
Date

/s/ Kevah Konner
Name:	Kevah Konner

December 7, 2018
Date

/s/ John Greene
Name:	John Greene

December 7, 2018
Date

Exhibit Index

10*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.